Exhibit 99.1

ZIM Reports Financial Results for the First Quarter of 2021

Generates Record Quarterly Net Income of $590 Million and
Adjusted EBITDA of $821 Million

Increases 2021 Guidance to Between $2.5 Billion and $2.8 Billion of Adjusted EBITDA and Between $1.85 Billion to $2.15 Billion of Adjusted EBIT

Announces Special Dividend of Approximately $238 Million, or $2.00 Per Share, on Top of 2021 Annual Dividend

Haifa, Israel, May 19, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three months ended March 31, 2021.

First Quarter 2021 Highlights

•	Net income for the first quarter was $589.6 million (compared to a loss of $11.9 million in the first quarter of 2020), or $5.35 per share[1]
•	Adjusted EBITDA[2] for the first quarter was $820.5 million, a year-over-year increase of 744%
•	Operating income (EBIT) for the first quarter was $683.5 million, a year-over-year increase of 2,645%
•	Adjusted EBIT for the first quarter was $687.8 million, a year-over-year increase of 2,430%

1 Earnings per share calculation for all periods reflect a share split of 1:10 that became effective in 2021.

2 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

•	Revenues for the first quarter were $1.74 billion, a year-over-year increase of 112%
•	ZIM carried 818 thousand TEUs in the first quarter of 2021, a year-over-year increase of 28%
•	The average freight rate per TEU in the first quarter of 2021 was $1,925, a year-over-year increase of 76%
•	Net leverage ratio[3] of 0.5x at March 31, 2021, compared to 1.2x at December 31, 2020
•	Completed IPO, raising $204 million in net proceeds
•	Announced strategic long-term chartering agreement with Seaspan for ten "green" LNG-fueled vessels demonstrating ZIM's commitment to reducing its carbon footprint and leading environmentally friendly practices in the shipping industry
•	Subsequent to quarter end, announced full early redemption of $349 million principal amount of Series 1 and 2 Notes due 2023 payable in June 2021
•	Declared a special cash dividend of approximately $238 million, or $2.00 per ordinary share, to be paid on September 15, 2021, to holders of the ordinary shares as of August 25, 2021; reiterated plan to distribute annual dividend of 30-50% of 2021 net income in 2022

Eli Glickman, ZIM President & CEO, stated, “This is truly a momentous time in ZIM’s 75-year history. Following our successful IPO to become the first global container liner to list in the U.S., we are proud of our demonstrated accomplishments based on seamless execution aligned with our stated objectives. Driven by ZIM’s differentiated approach and proactive strategies, we generated our highest ever quarterly net profit, EBITDA, and cash flow, while continuing to deliver industry leading margins. We also significantly strengthened our balance sheet, with shareholder equity now in excess of $1 billion. In a short time since going public, we have also achieved important milestones for shareholders. Specifically, we significantly strengthened our position in the growing and strategic Pacific and Intra Asia trades, with our long-term chartering agreement for large LNG dual-fuel container vessels and the launch of new services to address unmet need in profitable routes to generate superior growth. We also drew on our strong cash flow to redeem ZIM’s $349 million outstanding Series 1 and 2 Notes sooner than expected and earlier than the stated maturity by two years.”

3 Net leverage ratio is defined as face value of short- and long-term debt less cash, cash equivalents and short-term deposits divided by Adjusted EBITDA of the last twelve-month period.

Mr. Glickman added, “Based on our success further strengthening our balance sheet, we are pleased to allocate capital to invest in new equipment to continue to best serve customers while returning capital to shareholders. With today’s declaration of a special dividend, we will be distributing approximately $238 million, or $2.00 per share, in line with our commitment to unlock significant value. Importantly, this dividend is over and above our 2021 annual dividend guidance, supplementing the 30-50% of 2021 net income we expect to distribute in 2022.”

Mr. Glickman concluded, “As a result of our outstanding execution and the full completion of freight contracts at higher rates, we have substantially raised our full year outlook, with 2021 Adjusted EBITDA now expected to be between $2.5 billion and $2.8 billion, more than 75% higher than the midpoint of our previous guidance range. Going forward, we remain poised to continue leveraging our agility to maximize profitability and advance ZIM’s position as an innovative digital leader of seaborne transportation and logistics services with attractive growth engines.”

Summary of Key Financial and Operational Results (Q1’21 vs. Q1’20 unless otherwise noted)

	Q1’21	Q1’20
Carried volume (K-TEUs)	818	638
Average freight rate ($/TEU)	1,925	1,091
Revenue ($ in millions)	1,744	823
Operating income (EBIT) ($ in millions)	683	25
Profit (loss) before income taxes ($ in millions)	644	(9)
Net income (loss) ($ in millions)	590	(12)
Adjusted EBITDA ($ in millions)	821	97
Adjusted EBIT ($ in millions)	688	27
Adjusted EBITDA margin (%)	47	12
Adjusted EBIT margin (%)	39	3
Net cash generated from operating activities ($ in millions)	777	102
Earnings (loss) per share (fully diluted) ($)	5.13	(0.14)
Free cash flow ($ in millions)	643	98
Net debt ($ in millions) (Q1’21 vs. Q4’20)	915	1,236

Financial and Operating Results for the First Quarter Ended March 31, 2021

Total revenues were $1.74 billion for the first quarter of 2021, compared to $823.2 million for the first quarter of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

Operating income (EBIT) for the first quarter of 2021 was $683.5 million, compared to $24.9 million for the first quarter of 2020.

Net income for the first quarter of 2021 was $589.6 million, compared to a net loss of $11.9 million for the first quarter of 2020.

Adjusted EBITDA was $820.5 million for the first quarter of 2021, compared to $97.2 million for the first quarter of 2020. Adjusted EBIT was $687.8 million for the first quarter of 2021, compared to $27.2 million for the first quarter of 2020. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2021 were 47% and 39%, respectively. This compares to 12% and 3% for the first quarter of 2020, respectively.

Net cash generated from operating activities was $777.4 million for the first quarter of 2021, compared to $101.6 million for the first quarter of 2020.

ZIM carried 818 thousand TEUs for the first quarter of 2021, compared to 638 thousand TEUs in the first quarter of 2020. The average freight rate per TEU was $1,925 for the first quarter of 2021, compared to $1,091 for the first quarter of 2020.

Liquidity and Cash Flows

ZIM’s cash and cash equivalents increased by $618 million from $570 million at December 31, 2020 to $1.19 billion at March 31, 2021. Capital expenditures totaled $133.0 million for the first quarter of 2021, compared to $3.6 million for the first quarter of 2020. Net debt decreased by $321 million from $1.24 billion as of December 31, 2020 to $915 million as of March 31, 2021. ZIM’s net leverage ratio as of March 31, 2021 was 0.5x, compared to 1.2x as of December 31, 2020.

Early Redemption of Notes

In April 2021, the Company announced the early redemption of 100% of its Series 1 and 100% of its Series 2 unsecured notes due 2023 at an aggregate principal amount of $349 million, payable on June 21, 2021, in accordance with the terms of the indenture governing the notes.

Long-Term Chartering Agreement

In February 2021, the Company announced a strategic agreement for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels to serve ZIM's Asia - US East Coast trade.

Special Dividend

On May 19, 2021, the Company’s Board of Directors declared a special cash dividend of approximately $238 million, or $2.00 per ordinary share. The special cash dividend will be paid on September 15, 2021, to all holders of record of ordinary shares as of August 25, 2021. The special dividend is supplemental to ZIM’s previously communicated 2021 annual dividend guidance, whereby the Company expects to distribute 30-50% of 2021 net income in 2022, subject to Board approval.

Updated Full-Year 2021 Guidance

The Company increased its full-year guidance and expects to generate in 2021 Adjusted EBITDA of between $2.5 billion and $2.8 billion and Adjusted EBIT of between $1.85 billion to $2.15 billion.

Use of Non-IFRS Measures in the Company’s 2021 Guidance

A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2021 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662; or UK/international +44-121-281-8004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. For additional information, please visit www.zim.com.

Forward-Looking Statements

This press release contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2020 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, Non-IFRS financial measures, as those presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude non-cash charter hire expenses, impairment of assets, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS measure which we define as net cash generated from operating activities plus the net cash generated (used) from investment activities.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under "Reconciliation of Non-IFRS Measures" below.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	Three Months ended March 31,		Year ended December 31,
	2021	2020	2020
Assets
Vessels	1,299,718	737,047	948,004
Containers and handling equipment	665,636	437,639	520,887
Other tangible assets	64,466	67,877	67,133
Intangible assets	66,808	65,716	66,465
Investments in associates	13,544	9,171	8,441
Other investments	3,147	2,717	4,888
Trade and other receivables	5,647	5,390	5,293
Deferred tax assets	1,619	1,018	1,502
Total non-current assets	2,120,585	1,326,575	1,622,613

Assets classified as held for sale		10,564
Inventories	86,256	56,699	52,237
Trade and other receivables	700,385	306,557	520,001
Other investments	63,015	59,510	58,976
Cash and cash equivalents	1,188,408	196,741	570,414
Total current assets	2,038,064	630,071	1,201,628
Total assets	4,158,649	1,956,646	2,824,241

Equity
Share capital and reserves	1,992,378	1,783,479	1,790,794
Accumulated deficit	(936,101)	(2,053,010)	(1,523,528)
Equity attributable to owners of the Company	1,056,277	(269,531)	267,266
Non-controlling interests	3,841	4,327	7,189
Total equity	1,060,118	(265,204)	274,455

Liabilities
Lease liabilities	1,055,126	659,649	811,840
Loans and other liabilities	440,196	550,265	519,471
Employee benefits	63,198	58,252	66,626
Deferred tax liabilities	34,159	347	339
Total non-current liabilities	1,592,679	1,268,513	1,398,276

Trade and other payables	538,717	431,223	398,876
Provisions	25,631	16,081	21,420
Contract liabilities	295,653	125,109	230,469
Lease liabilities	508,154	236,835	362,176
Loans and other liabilities	137,697	144,089	138,569
Total current liabilities	1,505,852	953,337	1,151,510
Total liabilities	3,098,531	2,221,850	2,549,786

Total equity and liabilities	4,158,649	1,956,646	2,824,241

CONSOLIDATED INCOME STATEMENTS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
Income from voyages and related services	1,744,335	823,215	3,991,696

Cost of voyages and related services

Operating expenses and cost of services	(880,627)	(698,388)	(2,835,112)
Depreciation	(128,129)	(67,063)	(291,559)

Gross profit	735,579	57,764	865,025

Other operating income	2,313	2,016	12,621
Other operating expenses	(84)	(4)	4,272
General and administrative expenses	(55,898)	(35,377)	(163,210)
Share of profits of associates	1,545	497	3,341

Results from operating activities	683,455	24,896	722,049

Net finance expenses	(39,445)	(33,727)	(181,260)

Profit (loss) before income taxes	644,010	(8,831)	540,789

Income taxes	(54,422)	(3,086)	(16,599)

Profit (loss) for the period	589,588	(11,917)	524,190

Attributable to:

Owners of the Company	587,599	(13,549)	517,961
Non-controlling interests	1,989	1,632	6,229

Profit (loss) for the period	589,588	(11,917)	524,190

Earnings (loss) per share (US$)*
Basic earnings (losses) per 1 ordinary share	5.35	(0.14)	5.18
Diluted earnings (losses) per 1 ordinary share	5.13	(0.14)	4.96

Weighted average number of shares for EPS calculation*:
Basic	109,777,778	100,000,000	100,000,000
Diluted	114,508,115	100,000,000	104,530,892

(*)       Reflect a share split of 1:10 that became effective in 2021, in all presented periods.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
Cash flows from operating activities
Profit (loss) for the year	589,588	(11,917)	524,190

Adjustments for:
Depreciation and amortization	133,585	72,133	314,185
Impairment recovery in respect of tangible assets			(4,329)
Net finance expenses	39,445	33,727	181,260
Share of profits and change in fair value of investees	(2,432)	(497)	(4,143)
Capital gains	(431)	(1,310)	(8,814)
Income taxes	54,422	3,086	16,599
	814,177	95,222	1,018,948

Change in inventories	(34,019)	3,643	8,105
Change in trade receivables and other receivables	(174,298)	2,243	(204,469)
Change in trade and other payables including contract liabilities	175,698	9,203	68,670
Change in provisions and employee benefits	(728)	(7,132)	(2,152)
	(33,347)	7,957	(129,846)

Dividends received from associates	711	15	4,360
Interest received	769	876	2,317
Income taxes paid	(4,909)	(2,495)	(14,983)

Net cash generated from operating activities	777,401	101,575	880,796

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, investments and affiliates	504	1,349	6,717
Acquisition of tangible assets, intangible assets and investments	(132,998)	(3,561)	(42,641)
Change in other investments and other receivables	(2,061)	(1,241)	763
Net cash used in investing activities	(134,555)	(3,453)	(35,161)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
Cash flows from financing activities
Issuance of share capital, net of issuance costs	205,394
Sale and lease back transactions		8,400	9,052
Repayment of borrowings and lease liabilities	(190,403)	(63,557)	(336,225)
Change in short-term loans	(975)	3,571	6,071
Dividend paid to non-controlling interests	(2,808)		(3,344)
Interest and other financial expenses paid	(34,851)	(30,467)	(135,952)
Net cash used in financing activities	(23,643)	(82,053)	(460,398)
Net change in cash and cash equivalents	619,203	16,069	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	182,786
Effect of exchange rate fluctuation on cash held	(1,209)	(2,114)	2,391
Cash and cash equivalents at the end of the period	1,188,408	196,741	570,414

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT

(U.S. dollars in millions)

	Three months ended March 31,
	2021	2020
Net income (loss)	590	(12)
Financial expenses (income), net	39	34
Income taxes	54	3
Operating income (EBIT)	683	25
Non-cash charter hire expenses	1	2
Expenses related to legal contingencies	4	0
Adjusted EBIT	688	27
Adjusted EBIT margin	39%	3%

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(U.S. dollars in millions)

	Three months ended March 31,
	2021	2020
Net income (loss)	590	(12)
Financial expenses (income), net	39	34
Income taxes	54	3
Depreciation and amortization	134	72
EBITDA	817	97
Expenses related to legal contingencies	4	0
Adjusted EBITDA	821	97
Adjusted EBITDA margin	47%	12%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW

(U.S. dollars in millions)

	Three months ended March 31,
	2021	2020
Net cash generated from operating activities	777	102
Net cash used in investing activities	(134)	(4)
Free cash flow	643	98